UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed on April 2, 2026, trading in the American Depositary Shares (“ADSs”) of Quhuo Limited (the “Company”) was suspended by The Nasdaq Stock Market LLC (“Nasdaq”) effective as of the open of trading on April 6, 2026, following a determination by Nasdaq that the Company’s ADSs had a closing bid price of $0.10 or less for ten consecutive trading days.

On May 5, 2026, the Company appeared before a Nasdaq Hearings Panel (the “Panel”) to present its plan of compliance and request continued listing. On May 18, 2026, the Company received a written notice of the Panel’s decision (the “Panel Decision”), granting the Company’s request for continued listing on Nasdaq, subject to the following conditions:

1.	On or before May 26, 2026, the Company shall file an application with Listing Qualifications Staff to transfer its listing to The Nasdaq Capital Market;

2.	On or before May 26, 2026, the Company shall publicly disclose its commitment, as described to the Panel, that the Company does not intend to conduct any external financing activities for a period of one year; and

3.	Through September 23, 2026, the Company shall not issue any ADS or common stock, or securities convertible or exercisable for ADS or common stock, in external financings. Should the Company fail to maintain compliance with this listing requirement prior to this date, the Panel would permit the Company to provide a written statement within seven days of the deficiency notification regarding such matter and the Panel will consider such statement.

The Company effected a 1-for-30reverse stock split of its ADS on April 27, 2026 (the “ADS split”). As of May 13, 2026, following the ADS split, the closing bid price of the Company’s ADSs had been above $1.00 per share for 13 consecutive trading days, and thus the Company had regained compliance with respect to the bid price rule requirement as set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules.

On May 22, 2026, the Company has filed an application with Nasdaq’s Listing Qualifications Staff to transfer its listing from The Nasdaq Global Market to The Nasdaq Capital Market. If the transfer is approved, the Company’s ADSs will continue to trade under the symbol “QH” and the Company does not expect the transfer to the Nasdaq Capital Market to have any material impact on the trading of its securities.

After the Company satisfies conditions 1 and 2 above and submits a reinstatement of suspended company form to Nasdaq, trading in the Company’s ADSs may resume on Nasdaq.

The Company is subject to a discretionary panel monitor for a one-year period, ending May 13, 2027 (the “Discretionary Panel Monitor”). During this monitoring period, the Company is required to maintain compliance with all applicable Nasdaq listing standards. If the Company fails to maintain such standards, it will not be permitted to provide a plan of compliance, and Nasdaq will not grant any cure or compliance period. The Company will be subject to immediate delisting proceedings.

There can be no assurance that the Company will be able to maintain compliance with applicable Nasdaq listing rules during the Discretionary Panel Monitor Period.

Forward-Looking Statements

This Current Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements are subject to certain risks and uncertainties that may cause the Company’s actual results to differ from the expectations expressed in the forward-looking statements. There can be no assurance that the Company will achieve such expectations, including the Company’s ability to satisfy the conditions of the Panel Decision, obtain reinstatement of trading, and maintain compliance with Nasdaq listing rules during the Discretionary Panel Monitor Period. The forward-looking statements contained in this report speak only as of the date of this report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, as amended (File Nos. 333-273087 and 333-281997) and Form S-8 (File Nos. 333-248884 and 333-294951), of Quhuo Limited and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: May 22, 2026

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